SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For August 2006
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F
Form 40-F _
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes _          No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of August 2006, incorporated by reference herein:
Exhibit
99.1
Release dated August 24, 2006, entitled “REPORT ON ACTIVITIES FOR THE FOURTH
QUARTER ENDED 30 JUNE 2006 ”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: August 24, 2006 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Report on activities for the fourth quarter ended
30 June 2006
(Incorporated in the Republic of South Africa) Registration No.1895/000926/06
ARBN 086 277616 JSE trading symbol: DRD ISIN Code: ZAE 000058723
Issuer code: DUSM NASDAQ trading symbol: DROOY
( DRDGOLD or the company )
KEY FEATURES
KEY RESULTS SUMMARY
Group
Quarter
30 Jun 2006
Quarter
31 Mar 2006
%
Change
12 months to
30 Jun 2006
12 months to
30 Jun 2005
Attributable gold production *
Australasian operations oz
41 676
42 979 (3)
211 425
317 134
kg 1 296 1 337 (3) 6 578 9 864
South African operations oz 90 181 86 678 4 315 976 251 902
kg 2 805 2 696 4 9 828 7 835
Discontinued operations
oz                                             -                        -                        -                        -
199 850
kg                                             -                        -                        -                        -
6 216
Group oz 131 857 129 657 2 527 401 768 886
kg
4 101
4 033 2
16 406
23 915
Cash operating costs
Australasian operations US$ per oz 329 514 36 362 231
ZAR per kg 68 758 102 217 33 74 775 46 289
South African operations US$ per oz 507 511 1 480 439
ZAR per kg
105 117
103 519 (2)
99 301
87 895
Discontinued operations
US$ per oz                                -                        -                        -                        -
508
ZAR per kg                                -                        -                        -                        -
101 701
Group US$ per oz 452 512 12 433 372
ZAR per kg 93 627 103 136 9 89 475 74 404
Capital expenditure (net) US$ million 13.7 5.4 (154) 36.6 24.9
ZAR million 87.9 32.8 (168) 235.1 154.8
* Attributable Emperor Mines Limited ("Emperor") consolidated 100% from 6 April 2006 (previously 39.52% attributable) and Crown Gold Recoveries (Pty)
Limited ("CGR") consolidated 100% from 1 December 2005 (previously 40% attributable)
Group Results
· Total attributable gold production for the quarter steady at 131 857oz
· 4% improvement from SA operations for the quarter; 25% for the year
· Porgera production for the quarter up 11%; west wall remediation now 60% complete
· 35% increase in attributable reserves to 8.8 million ounces
· New Boards for Emperor and DRDGOLD SA
· Emperor transaction closed
· DRDGOLD holds 78.9% of new Emperor
· Group cash operating costs down to US$452/oz (R93 627/kg)
DRDGOLD LIMITED
2006 FINANCIAL YEAR

STOCK
Issued capital
320 035 078 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed:     352 210 334
Stock traded
JSE
NASDAQ
FRANKFURT
Average volume for the 3 months per day ('000) 471 4 900 91
% of issued stock traded (annualised) 38 400 7
Price ·High R11.70 US$1.98 Euro 1.47
·Low R7.71 US$1.11 Euro 0.92
·Close R10.00 US$1.37 Euro 1.09
OVERVIEW
Dear shareholder
Safety
I am sad to report that two employees died in mine-related accidents, both at ERPM, in the quarter ended 30 June 2006. Phalali Silase, a team leader, died in a seismically related rockfall on 4 April and Matjoesa
Samuel, a stope team member, in a similar incident on 27 June. Seven fatalities for the year as a whole compares with 10 in the previous year.
Two of the seven occurred at Empero s Vatukoula operation in Fiji, while the balance was in the South African operations of DRDGOLD. In the previous year, all 10 fatalities occurred in the operations of
DRDGOLD in South Africa.
While the Fatality Frequency Rate for the year within DRDGOLD South
African Operations (Pty) Limited ("DRDGOLD SA") showed a slight improvement from 0.25 per million man hours to 0.22, the Lost Time
Injury Frequency Rate ("LTIFR") deteriorated from 9.55 to 10.81 and the
Reportable Injury Frequency Rate from 3.44 to 3.81. While this is not an acceptable performance by the company as a whole for the year,
Blyvooruitzicht Gold Mining Company Limited ("Blyvoor"), which showed commendable improvements in respect of all three measures, won the West Rand Mine Managers Safety Competition for the eighth year in succession, and achieved one million fatality-free shifts shortly before year end.
Within Empero s managed operations, Vatukoula s LTIFR for the year deteriorated from 1.6 to 2.2 and its Disabling Injury Frequency Rate
("DIFR") from 5.6 to 7.8 while at Tolukuma Gold Mines Limited
("Tolukuma") both the LTIFR and DIFR worsened from 2.1 to 2.6.
Needless to say, a range of initiatives is in place at both the South African and Australasian operations to effect the necessary improvements.
Particularly noteworthy is a broad-spectrum safety awareness campaign dubbed Before You Work currently being implemented at both ERPM and
Blyvoor, and the Accelerated Development and Training Plan ("ACDTP")
at Vatukoula. As its title implies, the ACDTP has a major focus on training and this includes safety matters.
Production
Total attributable gold production for the quarter was 2% higher at
131 857 ounces oz ), reflecting a 4% increase from the South African operations to 90 181oz. Australasian gold production was 3% lower at
41 676oz.
Ongoing west wall remediation work at Porgera, the negative impacts of underground flooding and bad weather at Tolukuma and a planned shutdown at Vatukoula to implement ACDTP were all contributors to lower Australasian production.
In South Africa, the upswing in production can be attributed to a generally steady-state performance from Crown and indeed from the surface recovery operations as a whole, to better production at ERPM notwithstanding faulting encountered and increased seismicity experienced towards the end of the June quarter and to the start of
Blyvoor's implementation of its new, volume-driven plan.
For the year, total attributable gold production was 31% lower at
527 401oz than in the previous year, reflecting the impact of a 33%
decline in Australasian gold production to 211 425oz. South African gold production rose by 25% to 315 976oz.
Cash operating costs
Group cash operating costs for the quarter decreased by 12% to
US$452/oz. For the year, group cash operating costs were 16% higher at
US$433/oz than in the previous year. The driver was Australasian cash operating costs, which were 57% higher at US$362/oz. South African cash operating costs rose by 9% to US$480/oz.
Corporate developments
In April 2006 the vending of DRDGOLD s Australasian operations into
Emperor was concluded and Emperor now ranks as the fourth largest gold producer listed on the Australian Stock Exchange. Consequences of the transaction for DRDGOLD were an increased stake in Emperor
(now 78.9%) and US$30 million in cash.
The Emperor transaction, with another earlier in the year that fully incorporated Blyvoor, Crown and ERPM into a new entity, DRDGOLD
SA 85% owned by DRDGOLD and 15% by a wholly owned
subsidiary of its black economic empowerment partner, Khumo Bathong
Holdings Limited ("KBH") concluded a thorough and meticulous re-
positioning of DRDGOLD s gold mining assets.
These are now housed in two, distinct regional entities one Pacific Rim-
focused and the other South Africa- and Africa-focused. An enormously important consequence is that there will be no cross-subsidisation of one by the other going forward, a factor that, in the past, caused value-
destruction and consequently, enormous and understandable shareholder irritation.
DRDGOLD was removed from the official list of the Australia Stock
Exchange Limited as from the close of trading on Friday, 28 July 2006, pursuant to the de-listing arrangement described in the letter to shareholders dated 21 April 2006 and the attachments to that letter and in accordance with listing rule 17.11

3

Appointments
Injections of fresh board and senior management capacity are vital to the future success of both Emperor and DRDGOLD SA, and it is very pleasing to report that huge progress in this respect was made during the quarter and into the start of the new financial year.
At Emperor, Brad Gordon former Managing Director of Placer Dome
Nuigini Limited and General Manager of Porgera joined as Chief
Executive Officer and an executive director. Clyde Moore was appointed as Chief Financial Officer and executive director.
Geoffrey Campbell, Chairman of DRDGOLD, and Ilja Graulich, Strategic
Development Officer for DRDGOLD, both joined the board as non-
executive directors. Geoffrey was also appointed as Chairman.
Bob McDonald was also appointed an independent non-executive director. Frazer Bourchier former Manager: Mining at Porgera was appointed General Manager at Vatukoula and John Wallace former
HR Manager at Porgera joined as General Manager: Human Resources based at Empero s corporate office in Brisbane. Brad Sampson was appointed General Manager: Tolukuma.
At DRDGOLD SA, Niel Pretorius acting Chief Executive Officer and
DRDGOLD s Group Legal Counsel was confirmed as Chief Executive
Officer in place of Dr Paseka Ncholo, who stood down in January due to other business commitments. Craig Barnes, former DRDGOLD
Group Financial Accountant, was appointed Chief Financial Officer and an executive director. Thulo Mogotsi, an executive director of KBH, and
Louisa Zondo, General Counsel for South African Airways, joined as non-executive directors. Ben Nyirenda, Head of New Business for
DRDGOLD, was appointed as an alternate director. At Blyvoor, Collie
Russouw former Mine Manager at Harmony s Virginia operations takes over as General Manager in place of Mark Munroe who will head up a new entity, DRDGOLD Capital, focusing on the company s growth in Africa.
Looking ahead
A year of extremely hard work has produced a way forward for
DRDGOLD and its key investments, Emperor and DRDGOLD SA, that will be enormously challenging but, at the same time, encouraging. I say encouraging, because the way forward is clear and filled with new brown- and greenfields growth opportunities, and because our perennial confidence in our product, gold, is being rewarded with renewed and seemingly sustained price buoyancy.
In South Africa, Blyvoor is proceeding with its new plan that is expected to deliver fewer but more profitable ounces, and a new approach provides impetus to its No 2 Sub-shaft project. At ERPM, seismicity remains a challenge but risk will be all the better managed through more mining of less active, though lower grade, areas above 70 level. ERPM s great promise, of course, lies in the extension of high-grade mining into the adjacent Sallies lease area, for which exploration is already under way. For
Crown, much in the medium term depends on a successful outcome to its application to mine the Top Star dump in central Johannesburg. Thanks to the current gold price, we are able, also, to look afresh at the Argonaut
Project to the south of Johannesburg, albeit on a smaller scale.
In Australasia, management of the Porgera Joint Venture is in the capable hands of the new majority shareholder, Barrick, and there is every reason to be confident that turnaround forecasts will be met. At
Tolukuma, a range of infrastructural improvements, coupled with mining of recently discovered bonanza Zine deposits, should lead to significant operating and financial improvements. At Vatukoula, long the problem child , a shift in focus to high-grade mining, long overdue infrastructural improvements and employee re-training mean there is at last the very real prospect of profitable mining into the future.
Lastly, indicative of DRDGOLD s longer term prospects, is the healthy increase in the company s attributable reserve and resource position.
The former has increased by 35% to 8.8 million ounces and the latter by
30% to 47.6 million ounces.
We like to say 'we do what we say'. At various times in the recent past, however, not everyone liked hearing about our intentions, not least because they often meant pain and discomfort of some sort. Looking down the track, I believe all of our stakeholders should feel more enthused, both about our ambitions and our ability to deliver.
MARK WELLESLEY-WOOD
Chief Executive Officer
24 August 2006

KEY OPERATING AND FINANCIAL RESULTS
Australasian Operations
Porgera (20% Share of Joint Venture)
Quarter
30 Jun 2006
Quarter
31 Mar 2006
%
Change
12 months to
30 Jun 2006
12 months to
30 Jun 2005
Ore milled t'000 305 241 27 1 097 1 200
Yield g/t 2.77 3.15 (12) 3.64 5.07
Gold produced oz 27 215 24 410 11 128 238 195 394
kg 846 760 11 3 990 6 079
Cash operating costs US$ per oz 123 455 73 277 186
ZAR per kg 25 811 90 355 71 57 148 37 291
ZAR per tonne 72 285 75 208 189
Capital expenditure (net) US$ million 4.7 1.1 (327) 14.5 16.1
ZAR million
30.0
5.8 (417)
93.1
100.2
Attributable gold production for the quarter ended 30 June 2006 was 11% higher at 27 215oz, reflecting a 27% increase in ore milled to 305 000 tonne
t ). Average yield was 12% lower at 2.77 grams per ton g/t ). Low grade, long term stockpiles continued to provide the primary ore feed at Porgera during the quarter. Cash operating costs were 73% lower at US$123/oz, reflecting higher gold production and an adjustment to deferred stripping cost capitalised during the quarter.
Remediation of the west wall cutback continues and is now 60% complete. The JV expects mining of ore from the open pit to begin later in 2006, after which both production levels and cash costs are expected to improve.
Tolukuma
Quarter
30 Jun 2006
Quarter
31 Mar 2006
%
Change
12 months to
30 Jun 2006
12 months to
30 Jun 2005
Ore milled t'000 45 47 (4) 193 211
Yield g/t 8.58 7.70 11 8.83 11.24
Gold produced oz 12 408 11 659 6 54 790 76 314
kg 386 362 6 1 704 2 372
Cash operating costs US$ per oz 781 637 (23) 561 346
ZAR per kg 161 858 127 122 (27) 116 042 69 348
ZAR per tonne 1 388 979 (42) 1 025 780
Capital expenditure (net) US$ million
0.8                      -                       -
4.4 3.4
ZAR million 5.1 (0.4) (1 375) 28.4 21.3
Gold production for the quarter was 6% lower at 12 408oz. While the average yield improved by 11% to 8.58g/t, ore milled was 4% lower at 45 000t.
Poor weather prevented continuous freight movement to the mine site by helicopter, resulting in several plant shutdowns during the quarter. To overcome this in the future, strategic stocks of consumables at the mine site will be increased.
Improved flexibility is expected as initial production areas along the newly discovered Zine structure are developed and brought into the mine plan.
Lower gold production was the main contributor to a 23% increase in cash operating costs to US$781/oz.
Vatukoula ("Old" Emperor)
100% consolidated from 6 April 2006
(Previously 39.52% attributable)
Quarter
30 Jun 2006
Quarter
31 Mar 2006
%
Change
12 months to
30 Jun 2006
12 months to
30 Jun 2005
Ore milled t'000
23
36 (36)
161
213
Yield g/t 2.78 5.97 (53) 5.49 6.63
Gold produced oz 2 053 6 910 (70) 28 397 45 426
kg 64 215 (70) 884 1 413
Cash operating costs # US$ per oz 333 690 52 588 434
ZAR per kg 74 953 137 002 45 121 515 86 527
ZAR per tonne 209 809 74 697 584
Capital expenditure (net) # US$ million 3.5 1.6 (119) 9.5 8.4
ZAR million 22.2 9.9 (124) 60.8 52.0
# Represents total operation
Implementation of the mine's new ACDTP involved a temporary shutdown of the mine on 20 April and a gradual start-up early in June.
Consequently, gold production for the quarter was only 2 053oz compared with 17 485oz in the previous quarter (DRDGOLD attributable portion 6 910oz). Ore milled was 75% lower at 23 000t and average yield 53% lower at 2.78g/t. The ACDTP has been designed to introduce flexibility to production areas, improve infrastructure and increase the productivity of the workforce. The plan includes development of higher grade areas at Philip Shaft and upgrading of associated shaft infrastructure. In addition, the entire workforce will undergo comprehensive assessment, re-skilling and retraining. During the quarter, work continued on various infrastructure-related improvements at Philip Shaft.
Production from Smith Shaft has now stopped.

South African Operations
Blyvoor
Quarter
30 Jun 2006
Quarter
31 Mar 2006
%
Change
12 months to
30 Jun 2006
12 months to
30 Jun 2005
Ore milled
Underground t'000 178 171 4 674 587
Surface t'000 920 927 (1) 3 634 2 932
Total t'000 1 098 1 098 4 308 3 519
Yield
Underground g/t
5.26
4.59 15
5.55
7.31
Surface g/t 0.33 0.38 (13) 0.34 0.25
Total g/t 1.13 1.03 10 1.15 1.43
Gold produced
Underground oz 30 124 25 238 19 120 178 137 958
kg 937 785 19 3 738 4 291
Surface oz 9 806 11 221 (13) 39 515 23 920
kg 305 349 (13) 1 229 744
Total oz 39 930 36 459 10 159 693 161 878
kg 1 242 1 134 10 4 967 5 035
Cash operating costs
Underground US$ per oz 607 692 12 551 468
ZAR per kg 126 037 138 084 9 113 789 93 715
ZAR per tonne 663 634 (5) 631 685
Surface US$ per oz 276 233 (18) 248 272
ZAR per kg
57 289
46 553 (23)
51 245
54 331
ZAR per tonne
19
18 (6)
17
14
Total US$ per oz 526 551 5 476 439
ZAR per kg 109 155 109 914 1 98 314 87 895
ZAR per tonne 123 114 (8) 113 126
Capital expenditure (net) US$ million 2.2 2.4 8 8.8 2.1
ZAR million 14.3 15.1 5 56.8 12.9
The generally improved underground results reflect the start of implementation of the new plan, key features of which are a reduction in mining from the seismically active, high-grade No 5 Shaft area in the interests of safety and an increase in production from the No 4 Shaft and lower-grade No 6 Shaft areas.
A target of 70 000t per month from underground was expected by the end of September 2006 but could be delayed by up to a month because of the required overhaul of the No 6 Shaft winder and shaft repairs.
For the quarter ending June 2006, underground gold production was 19% higher as a result of a 15% increase in average yield to 5.26g/t. Surface gold production was 13% lower at 9 806oz, as a result of a 1% decrease in ore milled to 920 000t and a 13% decrease in average yield to 0.33g/t. Lower throughput reflects slower recovery of hard material from the slimes dam project and downtime during the relocation of a pump station to access higher grade slimes. Lower yield was mainly a factor of a foreseen decline in the grade of rock dump material treated.
Total cash operating costs were 5% lower at US$526/oz, reflecting higher underground gold production. Underground cash operating costs declined by
12% to US$607/oz, while surface cash operating costs rose by 18% to US$276/oz.
A re-assessment of Phase 2 of the No 2 Sub-shaft project has indicated that accessing the ore body between 27 and 35 level from No 6 Shaft will be considerably more cost effective than from the No 2 Sub-shaft, as originally envisaged. This approach is expected to lower the total capital cost of the project from R100 million to R40 million. Work on Phase 2, according to the new approach, began in July and is expected to be completed in two years.
Drilling to determine the extent of the Alpha Dyke in the No 5 Shaft high-grade area, intercepted in the previous quarter some 40m further to the west than anticipated, continued throughout the quarter under review. Indications thus far are that the dyke is at least 30m thick.
Crown
100% consolidated from 1 Dec 2005
(Previously 40% attributable)
Quarter
30 Jun 2006
Quarter
31 Mar 2006
%
Change
12 months to
30 Jun 2006
12 months to
30 Jun 2005
Ore milled t'000
2 070
1 946 6
6 165
3 552
Yield g/t 0.36 0.37 (2) 0.38 0.40
Gold produced oz 23 823 23 213 3 75 959 45 424
kg 741 722 3 2 362 1 413
Cash operating costs # US$ per oz 489 502 3 432 395
ZAR per kg 101 456 99 841 (2) 89 329 78 890
ZAR per tonne 36 37 3 35 31
Capital expenditure (net) # US$ million 1.6 1.3 (23) 4.9 1.5
ZAR million
10.6
7.8 (36)
31.6
9.6
# Represents total operation
A 6% increase in ore milled to 2 070 000t for the quarter compensated for a 2% decline in average yield to 0.36g/t. Gold production rose by 3% to
23 823oz. Drier weather conditions contributed to the increase in throughput. Cash operating costs were 3% lower at US$489/oz, reflecting higher gold production.

A R3.2 million upgrade of the residue pipeline, scheduled for completion by the end of August 2006, a R6.8 million upgrade of the CMR reclamation site pipeline, scheduled for completion by the end of the September quarter, and a R17.4 million refurbishment of the Knights plant mills are all expected to improve efficiencies.
In respect of the planned recovery of material from the Top Star dump in central Johannesburg, mining authorisation application procedures are under way.
ERPM
100% consolidated from 1 Dec 2005
(Previously 40% attributable)
Quarter
30 Jun 2006
Quarter
31 Mar 2006
%
Change
12 months to
30 Jun 2006
12 months to
30 Jun 2005
Ore milled
Underground t'000 77 72 7 225 145
Surface t'000 474 537 (12) 1 598 752
Total t'000 551 609 (10) 1 823 897
Yield
Underground g/t 8.17 8.86 (8) 8.29 7.59
Surface g/t 0.41 0.38 8 0.40 0.38
Total g/t 1.49 1.38 8 1.37 1.55
Gold produced
Underground oz 20 223 20 512 (1) 59 999 35 392
kg 629 638 (1) 1 866 1 101
Surface oz 6 205 6 494 (4) 20 325 9 208
kg 193 202 (4) 633 286
Total oz 26 428 27 006 (2) 80 324 44 600
kg 822 840 (2) 2 499 1 387
Cash operating costs #
Underground US$ per oz 479 470 (2) 461 381
ZAR per kg 99 514 93 624 (6) 95 293 76 303
ZAR per tonne 813 830 2 785 578
Surface US$ per oz 537 563 5 499 527
ZAR per kg 111 451 112 010 103 109 105 288
ZAR per tonne 45 42 (7) 41 40
Total US$ per oz 493 493 471 411
ZAR per kg 102 316 98 045 (4) 97 289 82 287
ZAR per tonne 153 135 (13) 134 127
Capital expenditure (net) # US$ million 0.7 0.7 2.1 (1.1)
ZAR million 4.8 4.4 (9) 13.7 (7.5)
# Represents total operation

Total gold production for the quarter was 2% lower at 26 428oz, reflecting a 10% decrease in total ore milled to 551 000t. The overall average yield was
8% higher at 1.49g/t.

While underground ore milled was 7% higher at 77 000t, the average underground yield was 8% lower at 8.17g/t, leading to slightly lower underground gold production of 20 223oz. Lower grade reflects increased mining from lower grade panels above 70 level. Underground production was also adversely affected by the exclusion from the mine plan of stopes in the 73 West area due to seismicity.

Targeted available face above 70 level of 150m has now been achieved. Traversing of the 16m, up-throw fault in the 70 East area is continuing. Work to split the 70 level decline conveyor into two sections thus reducing wear and tear is under way and is scheduled for completion by December 2006.

The four-year, ERPM Extension (Sallies) exploration drilling programme has begun, with the drilling of the first of three holes on 70 level in progress. An application to the Department of Minerals and Energy for a prospecting permit over an extension to the existing exploration area has been accepted.

With respect to the pumping upgrade project, water pumping plans are currently under review, while mud pumping feasibility work is continuing. Phase 2 of the plugging project is on schedule and planning of Phase 3 has been completed. The total plugging project is scheduled for completion by June 2007.

Surface gold production was 4% lower at 6 205oz, reflecting a 12% decline in surface ore milled to 474 000t. Average surface yield was 8% higher at
0.41g/t. Lower throughput was the result of mill breakdowns in the ERPM plant. The commissioning of two additional mills at the Knights plant neared completion at the end of the quarter, slightly behind schedule due to various teething problems.

Discontinued Operations
North West (Hartebeestfontein and
Buffelsfontein mines)
Quarter
30 Jun 2006
Quarter
31 Mar 2006
%
Change
12 months to
30 Jun 2006
12 months to
30 Jun 2005
Ore milled
Underground t'000                                       -                       -                        -                        - 986
Surface t'000                                       -                       -                        -                        - 884
Total t'000                                       -                       -                        -                        - 1 870
Yield
Underground g/t                                          -                       -                        -                        - 5.44
Surface g/t                                          -                       -                        -                        - 0.96
Total g/t                                          -                       -                        -                        - 3.32
Gold produced
Underground oz                                           -                       -                        -                        - 172 522
kg                                           -                       -                        -                        - 5 366
Surface oz                                            -                      -                        -                        - 27 328
kg                                           -                       -                        -                        - 850
Total oz                                           -                       -                        -                        - 199 850
kg                                           -                       -                        -                        - 6 216
Cash operating costs
Total US$ per oz                               -                       -                        -                        - 508
ZAR per kg                              -                       -                        -                        - 101 701
ZAR per tonne                          -                       -                        -                        - 338
Capital expenditure (net) US$ million                               -                       -                        -                        - 3.3
ZAR million                              -                       -                        -                        - 20.3
EXPLORATION AND DEVELOPMENT
Australasian Operations
Vatukoula
On 20 April 2006, Emperor announced the implementation of the new ACDTP. The plan includes the development of higher grade areas in the vicinity of Philip Shaft and upgrading the associated shaft infrastructure. On 26 April, Emperor entered into an agreement with the Government of Fiji, the Mine
Workers Union of Fiji and the Vatukoula Mine Workers Staff Association to give effect to a major reorganization to ensure the long term future of the mine. In addition, the entire workforce is undergoing a comprehensive assessment, re-skilling and retraining programme. Over the next 18 months,
Emperor will invest F$27 million in capital expenditure. A Workers Relief Fund of F$300 000 has been committed by the Fijian Government to assist employees.
Tolukuma
A comprehensive review of the regional exploration database has outlined several new high priority prospects. Work will begin on these in the next few months.
In late April, Emperor announced the discovery of two zones of high-grade gold mineralisation in the Zine structure, a significant regional structure that is parallel to the main Tolukuma Structure. This structure has continued to return encouraging results from both drilling and underground development with a considerable strike length of high-grade material being identified. Drilling and development is in progress to bring the area into a resource category as quickly as possible.
South African Operations
Argonaut
A prospecting right for 969 hectares was granted on 6 February. An application to extend this prospecting right by an additional 4 002 hectares was submitted to the Department of Minerals and Energy (DME) on 26 June. The application has been accepted, and response is awaited.

ERPM Extension 1
The ERPM Extension 1 Mineral Resource as at 30 June is as follows:
Category Mt g/t Contents gold t Contents gold Moz
Measured 0.07 11.84 0.81 0.03
Indicated 2.66 13.18 35.04 1.13
Inferred 34.03 7.96 270.99 8.71
Total 36.76 8.35 306.84 9.87
The first prospect borehole has been completed. No geological structures, water or gas have been intersected. Results are encouraging, and the hole has been sampled under the supervision of an independent consultant. Preliminary results of the assay, which will be subject to a second confirmation, indicate that the reef is very well-developed, with a channel width of 162cm, and a value of 26.7g/t at that width, equating to 23.1g/t over a mining width of 188cm.
ERPM Extension 2
An application covering an area of 5 500.23 hectares was submitted to the DME on 6 July. The application has been accepted, and a response is awaited.
The area has an exploration target of some 7-11 million ounces.

Public Participation Meetings in respect of ERPM Extensions 1 and 2 were held on 28 July and 4 August respectively, and the reports arising from these meetings have been submitted to the DME. Environmental Management Plans (EMPs) must be submitted to the DME by 4 and 11 September respectively. On receipt of the EMP, the DME has 120 days to approve or reject the application.

DRDGOLD LIMITED
DIRECTORS
Directors (* British) (** Australian) (*** American)
Executives:
MM Wellesley-Wood (Chief Executive Officer)*
Independent non-executive s:
Group Company Secretary:
JWC Sayers (Chief Financial Officer)
RP Hume
T Gwebu
GC Campbell* (Non-Executive Chairman)
Non-executives:
D Blackmur**
J Turk***
INVESTOR RELATIONS
For further information, contact Ilja Graulich at:
Tel: (+27-11) 219-7800 Fax: (+27-11) 476-2637 e-mail: ilja.graulich@za.drdgold.com website: http://www.drdgold.com
Ebsco House 4, 299 Pendoring Avenue, Blackheath, Randburg, South Africa PO Box 390, Maraisburg, 1700, South Africa